UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           CTI INDUSTRIES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   125961 30 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Stephen M. Merrick, Executive Vice-President
22160 N. Pepper Road, Barrington, Illinois 60010 (847) 382-1000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 12, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     1 of 6

CUSIP No. 713398105                                                          13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Howard W. Schwan
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                          176,676 Shares of Common Stock
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY              None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                 176,676 Shares of Common Stock
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          176,676 Shares of Common Stock
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 8.5% of the issued and outstanding Common Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------


                                     2 of 6

CUSIP No. 713398105                                                          13D

*SEE INSTRUCTIONS


                                     3 of 6

CUSIP No. 713398105                                                          13D
                                  SCHEDULE 13D
                                  ------------

ITEM 1.    Security and Issuer.

                  Common Stock

                  CTI Industries Corporation
                  22160 North Pepper Road
                  Barrington, Illinois 60010

ITEM 2.    Identity and Background.

                  (a)      Name:
                           Howard W. Schwan

                  (b)      Business Address:
                           CTI Industries Corporation
                           22160 North Pepper Road
                           Barrington, Illinois 60010

                  (c)      Occupation:
                           President of CTI Industries Corporation
                           CTI Industries Corporation
                           22160 North Pepper Road
                           Barrington, Illinois 60010

                  (d) Mr. Schwan, during the last five years, has not been convicted in a criminal proceeding.

                  (e) Mr. Schwan, during the last five years was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizenship: United States


                                     4 of 6

CUSIP No. 713398105                                                          13D

ITEM 3.    Source and Amount of Funds or Other Consideration

                  65,424 shares of Common Stock were transferred into Mr. Howard Schwan's name from CTI Investors, LLC. Mr. Schwan is a Member of CTI Investors, LLC.

ITEM 4.    Purpose of Transaction

                  On June 7, 2006, in a private transaction, the Reporting Person converted 65,424 shares of CTI Industries Corporation Common Stock held by CTI Investors, LLC, of which Mr. Schwan was a Member, into his own name. The transaction was a result of the three members of CTI Investors, LLC deciding to divest their shares of CTI Industries Corporation to themselves.

ITEM 5.    Interest in Securities of the Issuer

                  (a) 176,676 shares of common stock, constituting approximately 8.5% of the issued and outstanding common stock.

                  (b) There is sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 176,676 shares of common stock held by the Reporting Person.

                  (c) On June 7, 2006, in a private transaction, the Reporting Person converted 65,424 shares of CTI Industries Corporation Common Stock held by CTI Investors, LLC, of which Mr. Schwan was a Member, into his own name. The transaction was a result of the three members of CTI Investors, LLC deciding to divest their shares of CTI Industries Corporation to themselves.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

                  (e)      Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer

                  N/A

ITEM 7.    Material to be Filed as Exhibits

                  N/A


                                     5 of 6

CUSIP No. 713398105                                                          13D

                                    Signature
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    June 23, 2006
-----------------------
Date



                                                        /s/ Howard W. Schwan
                                                    ----------------------------
                                                    Howard W. Schwan

                                     6 of 6